News Release	For Immediate Release

PhotoChannel AnnouncesThird Quarter Financial Results

Company provides update on Pixology acquisition

VANCOUVER, BC - September 4, 2007, PhotoChannel Networks Inc. (TSX - V: PN; OTCBB: PNWIF), the leading innovator in online media solutions for retailers, today reported its financial results for the three month and nine month periods ending June 30, 2007. The following discussion is qualified in its entirety by reference to the company’s financial statements and accompanying management discussion and analysis, which are accessible on the SEC’S website at www.sec.gov/edgar.shtml  and on SEDAR at www.sedar.com.

PhotoChannel continued to see year over year growth in the usage of its retail partners’ online photofinishing offerings in the third quarter of fiscal 2007. The company believes this growth will continue throughout 2007, as retailers attempt to maintain and increase their market share in the online provision of photo services. The company’s experience has shown that most retailers were behind the online mail order photo solutions being offered in the market today, which started as early as 2000. The marketplace for online photofinishing continues to grow rapidly, with PhotoChannel providing a leading online solution for photofinishers. The unique features of the new PNI Digital Media Platform, such as the up-sell to higher margin items, are providing PhotoChannel’s retail partners with opportunities to expand their service capabilities to their consumers.

“PhotoChannel is pleased to report the strongest nine months in its history, as we continue to experience transaction revenue growth year over year” stated Peter Fitzgerald, Chairman and CEO of PhotoChannel. “In the most recent quarter, I am pleased that our transaction based revenues increased by 68% over the same period last year.   Our goal has always been to become a transaction based company, as such our gross profit margins increased to 76% in our third quarter 2007 from 53% in the third quarter of 2006, due to transaction revenues representing a greater portion of our overall revenues. ”

For the third quarter, total revenues, including transaction, installation, membership, archive and professional fees were $1.3 million, a decline of 3% over the third quarter of 2006, primarily due to less installation revenue.  For the same period, transaction revenues were $809,469, an increase of 68% over the third quarter of 2006 and comprised 64% of total revenues compared to 37% during the third quarter of 2006.

For the first nine months of fiscal 2007, record revenues were $4.1 million, representing a 53% increase over the corresponding period of 2006. For the same period, transaction revenues grew 150% to $2.6 million and comprised 63% of total revenues compared to 38% during the first nine months of fiscal 2006

PhotoChannel reached an agreement with FUJIFILM Canada Inc. to operate Online Photo Services for FUJIFILM retailers. As part of this agreement, PhotoChannel launched the new online photo service for Shoppers Drug Mart at www.shoppersdrugmart.ca on August 28, 2007. Shoppers Drug Mart is a national chain of drug stores in Canada with more than 1,000 locations. In addition, under this agreement, we are completing the migration of Loblaw Companies Limited’s online photo services to our platform. Loblaw’s is Canada's largest food distributor and a leading provider of general merchandise, drugstore and financial products and services. The migration is expected to be completed and launched in the fourth quarter of calendar 2007.

PIXOLOGY UPDATE

On April 25, 2007, PhotoChannel reached an agreement with the board of directors of Pixology plc (“Pixology”) on a recommended all cash offer for all of the issued shares of Pixology for 40.0 pence per Pixology share (approximately $0.90 per Pixology share), for a total purchase price of approximately $17,650,000 before costs directly associated with the acquisition, based on exchange rates at the time of take-up. This acquisition was completed on July 2, 2007, at which time PhotoChannel took control of the operations of Pixology. Pixology’s results of operations will be consolidated with PhotoChannel’s in its fourth quarter of fiscal 2007 which ends September 30, 2007.

•
Pixology has developed and markets both an online solution and a kiosk solution for photofinishing retailers to allow their customers to produce prints and gifting products from their digital images. In the upcoming months, PhotoChannel will be converting and migrating all of Pixology’s online customers onto its online platform.

•
PhotoChannel’s client base is now expanded to include Tesco (online and kiosk solutions), Jessops (kiosk), Asda (Wal-Mart UK - online solution), Boots (online solution), and Costco US, Canada and Mexico (kiosk solution). The majority of kiosks deployed in the world today are not connected - meaning they are standalone print only machines.  The company’s plan is to sell a connected kiosk whereby the kiosk will still offer the full print functionality, but also offer the full online array of gifts for ordering.  Connectivity will make the kiosks a transaction based business.

•
The Pixology kiosk offering is different from other kiosk software makers in that Pixology does not sell hardware for the kiosks, focusing instead on workflow and integration with all devices.  The technologies employed by the two companies are very much in sync and the integration to offer a connected kiosk solution is well underway.  This Fall the company will introduce its new kiosk platform that not only integrates the kiosk software to a the company’s online platform, but is built on the same .Net platform used within the company’s online systems so future changes can be made in a timely and cost effective manner.  PhotoChannel will be releasing this new platform for one customer in October and presenting it to its worldwide client base in the months to come. The company plans to make the new kiosk platform the highlight of its presentation at the Photo Marketing Association’s annual tradeshow in January 2008.

•
PhotoChannel has developed a six month plan to fully integrate the development staff of both companies, as well as their datacenters.  The talent pool in the United Kingdom office is deep and the company has been able to leverage the strengths of each organization to create one team. On the datacenter side, PhotoChannel will consolidate the two United Kingdom facilities into one and run one facility in each of Canada and the United Kingdom.

Financial Highlights

•
Total revenues, (transaction, installation, membership, archive and professional fees), for the quarter were $1.3 million, a decline of 3% over the third quarter of 2006, primarily due to less installation revenue;

•	Transaction revenues for the quarter were $809,469, an increase of 68% over the third quarter of 2006 and comprised 64% of total revenues compared to 37% during the third quarter of 2006;

•
Gross profit margins (revenue, less network delivery expenses) increased to 76% in the third quarter of 2007 from 53% for the third quarter of 2006 due to the above change in revenue mix which now primarily consists of transactional revenue;

•	Orders processed through the company’s network, on behalf of its retailers’ customers, increased by 84% over the third quarter of 2006;

•	At the end of the third quarter of fiscal 2007, the company’s unique consumer accounts grew by 181%, year over year.

•	Total operating expenses were $1.7 million, a decrease of 26%, as compared to $2.4 million for the third quarter of 2006;

•
Adjusted EBITDA[1] (net loss from operations, excluding amortization and compensation expense associated with stock option grants) was a loss of ($162,649), as compared to a loss of ($840,563) in the third quarter of 2006;

•
GAAP net loss and comprehensive loss was ($1.6) million, including a foreign exchange loss of ($1.4) million, as compared to a loss of ($1.0) million for the third quarter of 2006. The foreign exchange loss was due to holding a significant amount of funds in US dollars, which were converted into British Pounds Sterling on the take-up of Pixology shares. During the company’s third quarter of fiscal 2007, the Canadian dollar appreciated in relation to the US dollar by approximately 8.5%:

•	GAAP net loss per share was ($0.05), as compared to a net loss per share of ($0.04) for the third quarter of 2006; and

•	The company ended the third quarter of 2007 with approximately $19.6 million in cash and cash equivalents and cash held in trust.

About PhotoChannel - Founded in 1995, PhotoChannel operates PNI Digital Media to provide services for major retailers, wireless carriers and content providers. The PNI Digital Media Platform connects consumer ordered digital content with retailers that have on demand manufacturing capabilities for the production of merchandise. Currently PNI Digital Media generates transactions for retailers and their thousands of locations across North America, including Wal-Mart Canada, CVS/pharmacy, Eckerd Drugs and Costco Canada. For more information please visit www.photochannel.com.

PhotoChannel Networks Inc.
Consolidated Balance Sheets
Unaudited - Prepared by Management
(expressed in Canadian dollars)

	June 30, 2007	September 30, 2006

Assets

Current assets
Cash and cash equivalents	$19,584,534	$2,022,015
Cash held in trust	53,838	-
Accounts receivable	1,157,963	1,311,867
Inventory	82,194	80,190
Prepaid expenses	262,602	76,286

	21,141,131	3,490,358

Capital assets	1,610,568	1,235,789

Deferred charges	816,198	157,157

	$23,567,897	$4,883,304
Liabilities

Current liabilities
Accounts payable and accrued liabilities	$1,439,687	$1,221,948
Deferred revenue - current portion	144,314	179,647

	$1,584,001	$1,401,595

Deferred revenue - long-term portion	47,470	46,947
	1,631,471	1,448,542

Shareholders’ Deficiency

Capital stock	$65,388,225	$49,115,790
Contributed surplus	9,908,992	9,958,544
Warrants	5,011,481	338,314
Deficit	(58,372,272)	(55,977,886)

	21,936,426	3,434,762

	$23,567,897	$4,883,304

PhotoChannel Networks Inc.
Consolidated Statements of Loss and Deficit
Unaudited - Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Revenue	$1,272,962	$1,310,520	$4,112,147	$2,684,380

Expenses
General and administration	446,619	524,042	1,384,193	1,224,795
Sales and marketing	150,662	347,356	519,438	699,412
Network delivery	306,763	617,118	1,078,671	1,233,402
Research and development	699,530	759,851	2,024,256	1,734,103
Amortization	128,465	106,677	361,162	263,054

	1,732,039	2,355,044	5,367,720	5,154,766

Net loss from operations	(459,077)	(1,044,524)	(1,255,573)	(2,470,386)

Other Income (loss)
Foreign exchange gain (loss)	(1,369,179)	10,625	(1,371,158)	2,006
Interest and miscellaneous income	188,605	8,263	232,345	21,483
	(1,180,574)	18,888	(1,138,813)	23,489

Net loss and comprehensive loss for the period	(1,639,651)	(1,025,636)	(2,394,386)	(2,446,897)

Deficit - beginning of period	(56,732,621)	(54,766,846)	(55,977,886)	(53,345,585)

Deficit - end of period	$(58,372,272)	$(55,792,482)	$(58,372,272)	$(55,792,482)

Basic and fully diluted net loss per share	$(0.05)	$(0.04)	$(0.08)	$(0.11)

Weighted average number of common shares outstanding	32,404,197	22,988,297	28,721,894	22,077,308

1 Adjusted EBITDA is a non-GAAP financial measure that the company defines as earnings before interest, taxes, depreciation, amortization, compensation expense associated to stock options and foreign exchange gain or loss.

Non-GAAP Adjusted EBITDA Reconciliation:

	Three Months Ended June 30,		Nine Months Ended June 30,
	2007	2006	2007	2006

Loss from operations	$(459,077)	$(1,044,524)	$(1,255,573)	$(2,470,386)
Add back:
Amortization	128,465	106,677	361,162	263,054
Stock-based compensation expense	167,963	97,284	488,633	142,817
Non-GAAP Adjusted EBITDA	$(162,649)	$(840,563)	$(405,778)	$(2,064,515)

Caveat

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PhotoChannel’s actual results could differ materially for those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the company’s annual report and other filings. Additional information related to the company can be found on the SEC’S website at www.sec.gov/edgar.shtml  and on SEDAR at www.sedar.com.

For Financial Information, Contact:
Robert Chisholm, CFO
(604) 893-8955 ext. 224
rchisholm@photochannel.com

For Investor Information:  (800) 261-6796

For Media Inquiries, Contact:
Niti Maini
(604) 893-8955 ext. 313
nmaini@photochannel.com

WARNING: The TSX Venture Exchange has neither approved nor disapproved the information contained in this release. PhotoChannel relies upon litigation protection for "forward-looking" statements.